Exhibit 1

MEDIA

RELEASE

2 APRIL 2014

WESTPAC SUPPORTS AUSTRALIA WITH A $100 MILLION

EDUCATION SCHOLARSHIP PROGRAM

As part of its approaching 200th anniversary year in 2017, Westpac today announced the launch of the single largest private education scholarship program in Australia’s history, the Westpac Bicentennial Foundation.  The charitable Foundation will have an exclusive focus on the education and advancement of Australians.  A one-off contribution of $100 million will fund around 100 scholarships and awards every year in perpetuity to Australians from all walks of life who have the potential to shape Australia’s future.

The Westpac Bicentennial Foundation is being launched today by the Westpac Group Chairman, Mr Lindsay Maxsted, Chief Executive Officer, Mrs Gail Kelly, and the Minister for Foreign Affairs, the Hon. Julie Bishop MP.

Mr Maxsted said: “As we head towards the celebration of our 200th anniversary, we wanted to create a substantial, enduring initiative that would reflect Westpac’s commitment to Australia and its continued prosperity.  The Westpac Bicentennial Foundation is designed to support Australians who are shaping a better Australia, while also supporting and nurturing tomorrow’s leaders, and we are proud to be able to provide around 100 scholarships and awards each year.”

Mrs Kelly emphasised the link between the new Foundation and Westpac’s long history of supporting communities:  “We strongly believe that as a vital part of the Australian community, Westpac has a responsibility to play a role in ensuring we capitalise on every opportunity to help nurture future leaders.

“The Westpac Bicentennial Foundation builds on our already strong commitment to contributing to our communities.  In 2013, our community contributions totalled $131 million.  This is in addition to The Family of Giving, which encompasses our four existing charitable funds of Westpac Foundation, St George Foundation, Bank of Melbourne Neighbourhood Fund and BankSA & Staff Charitable Fund, which last year distributed more than $4.1 million in grants to support charities and social enterprises. Today’s announcement further builds on our community outreach and support, and will help build Australia’s future leadership capabilities.

“The new Foundation will ensure we continue to play our part in shaping Australia’s future and economic prosperity,” she said.

Details of the Scholarships

Scholarships and awards will be granted by the Foundation in partnership with Australian universities.  Currently planned scholarships and awards programs are:

•                  Future Leaders scholarships will be awarded to new or recent graduates for post-graduate study at a prestigious global institution. Nationally, around 17 scholarships will be awarded each year.  Recipients will come from a wide range of disciplines, with preference given to Australia’s relationship with Asia and Technology & Innovation.

•                  Best and Brightest program will provide awards to post-doctoral researchers in Australia’s leading research universities.  Two recipients are expected to be selected each year whose work could contribute to enhancing Australia’s competitive position in technology and innovation, or towards helping strengthen Australia’s ties with Asian economies

•                  The Young Technologists program will offer 30 to 40 three-year undergraduate scholarships each year, awarded for merit, to encourage diversity (women are heavily under-represented in technology disciplines) and to overcome economic disadvantage.

•                  Asian Exchange scholarships will provide the opportunity for Australian undergraduate students to spend a semester at a leading Asian University, with a focus on increasing the number of Asia-literate graduates in Australia. About 30 to 40 scholarships will be provided each year.

•                  The Community Leaders program will provide 10 awards annually to community leaders to undertake a personal educational opportunity that will have a direct value to their community.

The programs will be developed progressively and are expected to be fully operational by 2017.  The one-off $100 million contribution will be reflected in Westpac’s Second Half 2014 statutory results.

More details can be found at www.westpac.com.au.

For Further Information

Samantha Stevens		Andrew Bowden
Westpac Media Relations		Westpac Investor Relations
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